Exhibit 4.12
Stock Option Pledge Agreement
     Stock Option Pledge Agreement, hereinafter referred to as the “Option” or the “Agreement”, made as of the 9th day of October, 1997, between Columbia/HCA Healthcare Corporation, a Delaware corporation, having its principal place of business at One Park Plaza, Nashville, Tennessee 37203 (the “Company”) and the Columbia/HCA Healthcare Foundation, Inc., a charitable corporation, having its principle office at One Park Plaza, Nashville, Tennessee 37203 (the “Foundation”).
     1. Pledge of Options. As a charitable contribution, the Company hereby pledges and grants an option on 1,000,000 shares of Common Stock of the Company, par value $.01 per share (“Common Stock”) to the Foundation at the price and in all respects subject to the terms, conditions and provisions of this Agreement (the “Option”). The Option shall be subject to the condition that the Company and the Foundation receive the following revenue rulings from the Internal Revenue Service on or before December 31, 1999:
(a)	The pledge of the Option by the Company to the Foundation hereunder does not constitute an act of self-dealing between a private foundation and disqualified person under the provisions of section 4941 of the Internal Revenue Code of 1986.

(b)	The exercise of the Option by an unrelated charitable organization to whom the option was transferred will not constitute an act of self-dealing between the Foundation and a disqualified person under Section 4941 of the Internal Revenue Code of 1986.

(c)	After a transfer of the Option by the Foundation to an unrelated charitable organization, the Company will be entitled to a charitable contribution deduction under Section 170 of the Internal Revenue Code of 1986 upon the exercise of the Option in an amount equal to the difference between the exercise price and the fair market value of the stock on the date of exercise, subject to the limitations on the amount of a charitable contribution deduction of a corporation under Section 170(b)(2) of the Internal Revenue Code of 1986.

(d)	The Option will be excluded from the assets taken into account in computing the amount of the minimum investment return of the Foundation for purposes of determining the tax on failure to distribute income under section 4942 of the Internal Revenue Code of 1986.
     In the event all of the revenue rulings are not received by the Company and the Foundation on or before December 31, 1999, then the Options shall be void unless the Company in writing waives the requirement of one or more of the revenue rulings or extends the time for the receipt of the rulings.
     2. Option Price. The option price is $28.125 for each share, representing the closing price of the shares on the New York Stock Exchange on the date of this Agreement.

     3. Exercise of Option. This Option shall be exercisable, in whole or in part, at any time and from time to time during the period commencing on the date when the last of the rulings from the Internal Revenue Service are received as required under paragraph 1, above, and ending on October 9, 2007 in accordance with the terms of this Agreement as follows:
(a)	Method of Exercises. This Option shall be exercisable, in whole or in part and from time to time until all shares subject to the Option have been acquired or the Option has expired, by a written notice of exercise which shall:
(1) state the election to exercise the Option and the number of shares in respect of which it is being exercised;
(2) contain such representations and agreements as to investment intent with respect to such shares of Common Stock as may be satisfactory to the Company’s counsel;
(3) be signed by the authorized person or persons exercising the Option and be accompanied by proof, satisfactory to counsel for the Company, of the right of such person or persons to exercise the Option.
     Payment of the purchase price of any shares with respect to which the Option is being exercised shall be by certified or bank cashier’s or teller’s check, or wire transfer, and shall be delivered with the notice of exercise. The certificate or certificates for shares of Common Stock as to which the Option shall be exercised shall be registered in the name of the person or persons exercising the Option.
(b)	Restrictions on Exercise. As a condition to his exercise of this Option, the Company may require the person exercising this Option to make any representation or warranty to the Company as may be required by counsel for the Company.
     4. Nontransferability of Option. This Option may not be transferred except as follows:
(a)	The Foundation may transfer and assign this Option or any portion thereof to one or more unrelated charitable organizations described in Sections 170(c)(2) and 501(c)(3) of the Code;

(b)	A transferee of the Option or a portion thereof shall not transfer or assign the Option or any portion thereof without the written consent of the Company;

(c)	In the event of termination, dissolution, or winding up of the Foundation, the Foundation may transfer this Option (or any unexercised portion) to any organization or organizations to which it is permitted to transfer its assets under the provisions of the Charter of the Foundation;

(d)	In the event the Option is transferred under the provisions of this paragraph, transfer shall be made by written notice from the Foundation to the Company setting forth the name and address of the transferee and the number of shares with respect to which the option is being transferred. The transfer of the Option with respect to such shares will not be effective until the Company has received from its counsel a written opinion that the proposed transfer is authorized under the terms of this Agreement and that the proposed transfer will not violate any applicable state or federal securities laws or the rules and regulations of any stock exchange on which the stock of the Company is listed;

(e)	A transfer or attempted transfer of the Option in violation of the terms of this Agreement shall terminate and extinguish the Option with respect to the shares covered by the transfer or attempted transfer.
     5. Stock Subject to the Option. The Board of Directors of the Company shall set aside and reserve One Million (1,000,000) shares of the authorized and unissued Common Stock to be issued in satisfaction of this Option. If the Option should expire or become unexercisable for any reason without having been exercised in full, the shares which were subject thereto shall be free from any restrictions. The Company will not be required to issue or deliver any certificate or certificates for shares to be issued hereunder until such shares have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange on which outstanding shares of the same class may then be listed and until the Company has taken such steps as may, in the opinion of counsel for the Corporation, be required by law and applicable regulations, including the rules and regulations of the Securities and Exchange Commission, and state blue-sky laws and regulations in connection with the issuance or sale of such shares, and the listing of such shares on each such exchange. The Company will use its best efforts to comply with any such requirements. The Company may require the Foundation or any of its successors or assigns to make such representations, including, but not limited to, written representation that the shares are to be acquired for investment and not for resale or with a view to the distribution thereof, and to furnish such information as the Company may consider appropriate in connection with the issuance and delivery of the shares in compliance with applicable laws, rules and regulations. The Company may cause a legend or legends to be placed on such certificates to make appropriate reference to such representation and to restrict transfer in the absence of compliance with applicable federal or state securities laws. Neither the Foundation, nor any of its successors or assigns shall be, or have any rights and privileges of, a stockholder of the Company in respect of any shares purchasable upon the exercise of this Option unless and until certificates for such shares have been issued.
     6. Adjustments Upon Changes In Capitalization. In the event that the Common Stock should as a result of a stock split or stock dividend or combination of shares or other change or exchange for other securities by reclassification or otherwise, be increased or decreased or changed into, or exchanged for, a different number or kind of shares or other securities of the Company or any other corporation, or in the event of a spin-off, spin-out or other distribution of assets to shareholders or the assumption or conversion of outstanding grants pursuant to an acquisition, the number and kind of shares then subject to this Option and the exercise price per share thereof, shall be appropriately adjusted by the Company to reflect such action.

     7. Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by certified mail to the proper address. Each notice shall be deemed to have been given on the date it is received. Each notice to the Company shall be addressed to it at its principal office, now at One Park Plaza, Nashville, Tennessee 37203, attention of the Secretary. Each notice to the Foundation shall be addressed to the Foundation or such other at the Foundation’s address set forth in the heading of this Agreement. In the event of a transfer of this Option, in whole or in part, notice to a transferee shall be sent to the address set forth in the notice to transfer required by paragraph 3 of this Agreement. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect.
     8. Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon each successor of the Company. All obligations imposed upon the Foundation and all rights granted to the Company under this Agreement shall be binding upon the Foundation’s successors and any assignee of this Option. This Agreement shall be the sole and exclusive source of any and all rights which the Foundation, its successors or assigns may have in respect to any options or Common Stock granted or issued hereunder.
     9. Resolution of Disputes. Any dispute or disagreement which should arise under, or as a result of, or in any way relate to, the interpretation, construction or application of this Agreement will be determined by the Board of Directors of the Company. Any determination made hereunder shall be final binding, and conclusive for all purposes.
     10. Modifications. No change or modification of this Agreement shall be valid or binding upon the parties hereto, nor shall any waiver of any term or condition in the future be so binding, unless such change or modification or waiver shall be in writing and signed by the parties hereto.
     11. Governing Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of Tennessee. The titles of the sections and subsections herein have been inserted as a matter of convenience of reference only and shall not control or affect the meaning on any of the terms of the provisions herein.

     IN WITNESS WHEREOF, the Company and the Foundation have caused this Agreement to be executed as of the day, month and year first above written.

ATTEST:	COLUMBIA/HCA HEALTHCARE CORPORATION

/s/ John M. Franck II	By:	/s/ R. Milton Johnson

ATTEST:	COLUMBIA/HCA HEALTHCARE FOUNDATION, INC.

/s/ Gary Pack	By:	/s/ David G. Anderson

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